CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

Famous Uncle Al’s Hot Dogs & Grille, Inc.

It is hereby certified that:

1.  The name of the corporation (hereinafter called the "corporation") is Famous Uncle Al’s Hot Dogs & Grille, Inc.

2.  The certificate of incorporation of the corporation is hereby amended by striking out ARTICLE 1 thereof and by substituting in lieu of said Article the following new Article:

      ARTICLE 1: The name of the corporation is American Standard Energy Corp.

3.  The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

  Signed on October 27, 2010

               /s/ Scott Feldhacker
                Scott Feldhacker
                Chief Executive Officer